Hey *IMMERGE1I*,

Max here, Co-Founder of BackerKit, and I'm reaching out to, first, say thank you for being a **Power Backer** by backing multiple projects on BackerKit!

You are the reason crowdfunding works and why **BackerKit is growing and evolving faster than ever** – in 2024 we achieved **$23.7M** in revenue, **4x** growth in project launches, and a **2.8x** spike in pledge volume year over year. Which is why, for the first time ever, we're inviting backers like you to play a bigger role in our future.

BackerKit is raising an equity crowdfunding round to fuel the next stage of BackerKit's growth, expanding 10x growth areas like **Collab-Funding**, and continuing to put the ***fun*** back in crowdfunding. This is a different type of crowdfunding campaign that allows investors to **own a piece of our company**, plus earn some fun perks along the way, like:

- Expert strategy session in launching *your* crowdfunding campaign
- Pledge credits for *your* backers when you launch a campaign
- Badges, pins, and other cool swag
- And so much more.

For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

➡️ **Get priority access to back BackerKit**

To date, we've powered $3.7B in funds, paid out $650M to creators, and supported over 15M backers just like you.

This whole thing only works because people like you keep showing up. And we have big plans on how to make crowdfunding even better, bolder, and more fun than ever.

We hope you can join us.

Gratefully,
Max Salzberg
Co-Founder, BackerKit



Maxwell Salzberg
Co-Founder, BackerKit



Rosanna Yau
Co-Founder, BackerKit

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